UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-42100

Raytech Holding Limited

(Translation of registrant’s name into English)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Raytech Holding Limited, a British Virgin Islands exempted company (the “Company”) consummated on May 17, 2024 its initial public offering (the “IPO”) of 1,500,000 ordinary shares, par value $0.00000625 per share (each, an “Ordinary Share” and the Ordinary Shares sold in the IPO are hereafter referred as the “IPO Shares”). The Company completed the IPO pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-275197), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on May 13, 2024. A final prospectus dated May 14, 2024 relating to the IPO was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The IPO Shares were priced at a price of $4.00 per share, and the IPO was conducted on a firm commitment basis. The Company has also granted the underwriters a 45-day option to purchase up to an additional 225,000 Ordinary Shares to cover over-allotments, if any (the “Over-Allotment Option”). The Ordinary Shares were approved for listing on The Nasdaq Capital Market on May 13, 2024 and commenced trading under the symbol “RAY” on May 15, 2024.

On July 5, 2024, upon the underwriters’ partial exercise of the Over-Allotment Option, the Company sold 113,083 Ordinary Shares at a price of $4.00 per share accordingly. As a result, the Company has raised gross proceeds of $6,452,332 in the IPO, including the exercise of the Over-Allotment Option, before deducting underwriting discounts and offering expenses.

In connection with the underwriters’ exercise of the Over-Allotment Option, the Company issued a press release on July 5, 2024. A copy of the press release is attached hereto as Exhibit 99.1.

In addition, the Company issued a press release on July 3, 2024 to pre-announce its financial results for the fiscal year ended March 31, 2024. A copy of the press release is attached hereto as Exhibit 99.2.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2024	Raytech Holding Limited

	By:	/s/ Tim Hoi Ching
Tim Hoi Ching
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated July 5, 2024.
99.2	Press Release, dated July 3, 2024.

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